Exhibit 99.1

Akari Therapeutics Announces a Cooperative Research and Development Agreement (CRADA) with the U.S. Army Institute of Surgical Research (USAISR) for Nomacopan in Trauma

Study of porcine model of blast injury and haemorrhagic shock underway with USAISR as part of the development of a clinical path for the use of nomacopan to treat trauma

NEW YORK and LONDON, March 4, 2021 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, today announced a cooperative research and development agreement (CRADA) with the U S. Army Institute of Surgical Research (USAISR), working to evaluate the potential for use of nomacopan in civilian and battlefield trauma for which there are currently no approved therapies.

Dr Miles Nunn, Chief Scientific Officer of Akari Therapeutics said, “Nomacopan has shown encouraging results in trauma-related conditions including traumatic brain injury1, immune complex-induced acute lung injury2, myocardial infarction3 and blast injury. The dual inhibition of C5 and LTB4 by nomacopan for the treatment of trauma is supported by a large body of literature4 reflecting the harmful role for both these inflammatory mediators in the early pathophysiology of trauma and haemorrhagic shock.”

Akari has established a collaboration with the USAISR via a CRADA to evaluate the activity of nomacopan in preclinical trauma and haemorrhagic shock models.

Trauma is a global burden disease in civilians and service members and is the leading cause of death for individuals up to the age of 45 years. Annual total U.S. inpatient trauma-related hospital costs are approximately $30 billion5. In the U.S. there are approximately 500,000 trauma hospital discharges a year which are defined as severe and might benefit from early drug intervention to reduce multi-organ dysfunction following trauma.

Nomacopan’s unique dual binding of C5 and LTB4 targets the adverse inflammatory roles of both the complement and leukotriene pathways in trauma for which there are no currently approved therapies. The secondary neuroinflammation and neuronal damage that follows the primary traumatic injury is an important cause of morbidity in affected people and the role of both the leukotriene and complement pathways are well documented in trauma, which underpins the potential therapeutic benefit of the dual action of nomacopan.

The ongoing work with nomacopan is focused on preliminary evaluations of biological effects in large animal trauma models. Additional studies will be required to establish the safety and biological activity of nomacopan in contaminated wound models relevant to battlefield conditions. Nomacopan does not require special handling, can be carried in small vials and can be quickly reconstituted in small volumes of fluid, which may facilitate its use in prehospital settings.

Clive Richardson, Chief Executive Officer of Akari Therapeutics said, “There are currently no drugs approved for trauma to improve survival and recovery. With nomacopan, Akari’s goal is to make a significant contribution to trauma recovery for the benefit of the U.S. armed forces as well as to the wider civilian population.”

Source:

1)	(Fluiter et al., 2014),
2)	(Roversi et al., 2013)
3)	(Pischke et al., 2017)
4)	(Sadik et al., 2018; Auner et al., 2012; Li et al., 2019; Yang et al., 2019; Rittirsch et al., 2012; Störmann et al., 2017; Tanaka et al., 1997; Brady et al., 1992; Solomkin 1990)
5)	(DiMaggio et al., 2016)

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Nomacopan (formerly known as Coversin), is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Nomacopan is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), thrombotic microangiopathy (TMA), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Nomacopan on both C5 and LTB4 may be particularly beneficial in AKC and BP. Akari is also developing other tick derived proteins, including longer acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Nomacopan may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks associated with the SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke

+1 (443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji/ / Ashley Tapp

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com